

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2011

<u>Via E-mail</u>
Dane A. Drobny, Esq.
Senior Vice President, General Counsel and Secretary
Sears Holdings Corporation
3333 Beverly Road
Hoffman Estates, IL 60179

   Re: Sears Holdings Corporation
      Amendment No. 1 to Registration Statement on Form S-4
      Filed May 24, 2011
      File No. 333-173459

Dear Mr. Drobny:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please file the consent of Deloitte & Touche LLP, dated as of a latest practicable date. See Securities Act Rule 436(b).

<u>Information Incorporated by Reference, page ii</u>

2. Please revise to specifically incorporate by reference the Form 8-K containing Items 5.02 and 5.07 filed on May 3, 2011, as well as any other applicable Exchange Act report that is filed prior to the filing of the next amendment to the registration statement. To the extent you wish to incorporate all Exchange Act reports that are filed subsequent to the filing of such amendment and during the waiting period, please also revise this section pursuant to the guidance set forth in Compliance and Disclosure Interpretation, Securities Act Forms, Question 123.05.

Signatures

3. We note that Michael D. Collins has resigned as your Chief Financial Officer but will remain with you through June 10, 2011. Please supplementally confirm to us that he is currently serving as the principal financial officer of each of the entities on whose behalf he has signed the registration statement in such capacity. If he is not, then please revise to include the signature of the principal financial officer of each such entity. See Instruction 1 to Signatures of Form S-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427, Lilyanna Peyser, Attorney-Advisor, at (202) 551-3222 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna L. Peyser for

H. Christopher Owings
Assistant Director

cc: Dorian Williams
        Bill Phelan
        Sears Holdings Corporation